UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,480,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,380,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,480,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,480,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

1 Includes 100,000 Shares held in Mr. Eberwein’s IRA Account.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON MATTHEW REGIS BOB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On March 9, 2014, Lone Star Value Management, together with its affiliates (“Lone Star Value”) and Matthew Regis Bob (“Mr. Bob”), and the Issuer entered into a settlement agreement (the “Settlement Agreement”) regarding changes to the composition of the Board of Directors of the Issuer (the “Board”) and certain other matters, as further described in Item 4. In addition, Lone Star Value’s director nominee, Mr. Bob, is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 3.

The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 900,000 Shares beneficially owned by Lone Star Value Investors is approximately $4,264,122, excluding brokerage commissions.  The aggregate purchase price of the 1,480,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $5,700,241, excluding brokerage commissions.

The Shares held in Mr. Eberwein’s IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 100,000 Shares held in Mr. Eberwein’s IRA Account is approximately $346,890, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 9, 2014, the Issuer announced the closing of an amended $500 million revolving credit facility and a new $125 million senior secured second lien term loan facility, the net partial proceeds of which are to be used to redeem  the Issuer’s remaining $48.5 million principal amount of outstanding 13% Senior Notes due 2016 (the “13% Senior Notes”).   The Reporting Persons are pleased to see the Issuer take these important steps which they agree will help reduce the Issuer’s cost of capital and enhance its financial flexibility.

On March 9, 2014, Lone Star Value, Mr. Bob and the Issuer entered into the Settlement Agreement. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed to: (i) increase the size of the Board from six (6) to eight (8) members, effective March 14, 2014; (ii) appoint Matthew Regis Bob and James M. Trimble to fill the resulting vacancies from the increase of the size of the Board, effective March 14, 2014; (iii) nominate each of Messrs. Bob and Trimble and Anthony J. Nocchiero (collectively, the “2014 Board Nominees”) as Class II Directors for election to the Board at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”); (iv) announce that B.F. Weatherly does not intend to stand for reelection to the Board at the 2014 Annual Meeting; and (v) recommend, support and solicit proxies at the 2014 Annual Meeting for each of the 2014 Board Nominees.

CUSIP NO. 13123X102

In addition, under the terms of the Settlement Agreement, (i) each of Messrs. Bob and Trimble shall be appointed to serve on the Strategic Planning Committee, (ii) Mr. Bob shall be appointed to serve on the Nominating and Corporate Governance Committee, and (iii) Mr. Trimble shall be appointed to serve on the Compensation Committee. Further, if Mr. Bob is unable to serve, resigns, or is removed as a director prior to the Termination Date (as defined below), then Lone Star Value shall have the ability to recommend substitute person(s) who have relevant financial and business experience and shall qualify as “independent” pursuant to New York Stock Exchange listing standards.

Pursuant to the terms of the Settlement Agreement, Lone Star Value and Mr. Bob agreed (i) to withdraw the nomination letter submitted to the Issuer in December 2013 and (ii) not to directly or indirectly do any of the following: (a) nominate or recommend for nomination any person for election at the 2014 Annual Meeting; (b) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting; (c) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting; or (d) publicly or privately encourage or support any other stockholder to take any of the actions described in (a)-(c) above. Lone Star Value and Mr. Bob have further agreed, from the date of the Settlement Agreement until the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for the 2015 annual meeting of stockholders (the “Termination Date”), to abide by certain standstill provisions including, among other things, not to (i) solicit, engage in  or encourage any solicitation of any proxies or consents, call or seek to call, or encourage the calling of a special meeting of stockholders; (ii) advise, encourage, support or influence any person with respect to the voting of any securities of the Issuer at any annual or special meeting of stockholders; (iii) seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Issuer or seek, encourage or take any other action with respect to the election or removal of any directors or with respect to the submission of any stockholder proposal; (iv) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Issuer; or (v) acquire greater than 12.5% of the Issuer’s outstanding voting securities. Pursuant to the Settlement Agreement, Lone Star Value and Mr. Bob also agreed not to make or cause to be made disparaging statements regarding the Issuer, its directors or management, and the Issuer agreed not to make or cause to be made disparaging statements regarding Lone Star Value, its directors or management, or Mr. Bob.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,444,973 Shares outstanding, which is the total number of Shares reported outstanding as of December 12, 2013 in the Issuer’s definitive proxy statement for a special meeting of stockholders, filed with the Securities and Exchange Commission on December 13, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on March 11, 2014, Lone Star Value Investors beneficially owned 900,000 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 900,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 900,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

B.	Lone Star Value Co-Invest

(a)	As of the close of business on March 11, 2014, Lone Star Value Co-Invest beneficially owned 1,480,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,480,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past 60 days.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 900,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 2,380,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,380,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 900,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 900,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 900,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

E.	Mr. Eberwein

(a)
As of the close of business on March 11, 2014, 100,000 Shares were held in Mr. Eberwein’s IRA Account. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the (i) 900,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 2,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,480,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Bob

(a)	As of the close of business on March 11, 2014, Mr. Bob does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bob has not entered into any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 9, 2014, Lone Star Value and the Issuer entered into the Settlement Agreement defined and described in Items 2 and 4 above and attached as Exhibit 99.1 hereto.

On March 12, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 13123X102

On February 18, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 50,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on July 19, 2014.

On February 27, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 6,700 Shares at a price of $7.50 per Share, if such right is exercised prior to or on July 19, 2014.

On March 3, 2014, Lone Star Value Co-Invest sold in the open market to counterparties call options referencing an aggregate of 43,300 Shares at a price of $7.50 per Share, if such right is exercised prior to or on July 19, 2014.

On March 10, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 25,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on April 19, 2014.

On March 10, 2014, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 150,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on July 19, 2014.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Settlement Agreement, dated March 9, 2014.

99.2
Joint Filing Agreement by and among Lone Star Value Investors, LP, Lone Star Value Co-Invest I, LP, Lone Star Value GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein, dated March 12, 2014.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein Individually and as attorney-in-fact for Matthew Regis Bob

CUSIP NO. 13123X102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

25,000	6.5689	01/24/2014
25,000	6.5784	01/28/2014
(50,000)	6.8208	02/18/2014
(50,000)	6.7559	02/21/2014
(2,200)	6.9800	02/24/2014
2,200	6.6554	02/25/2014
36,100	6.6616	02/26/2014
13,900	6.6971	02/27/2014
(25,000)	7.3516	03/04/2014
(75,000)	7.1928	03/05/2014
(50,000)	7.6746	03/10/2014
(50,000)	7.2696	03/10/2014
50,000	7.3406	03/12/2014